NEWS RELEASE
August 29, 2008
Symbol: Canada TSX.V – TVC
Frankfurt – TGP

Tournigan Files Kuriskova Technical Report

Tournigan Energy Ltd. (TVC:TSX-V; TGP:Frankfurt) announced today it has filed a NI 43-101 technical report supporting the resource estimate of its Kuriskova uranium deposit announced July 16, 2008. The report was completed by SRK Consulting (U.S.) Inc. and posted under Tournigan's profile at www.sedar.com. The resource estimate is as follows:

Kuriskova Resource Estimate July 2008 (SRK) – Cut] off 0.05%U
Classification	U%	Tonnes	U3O8%	U3O8 lbs
Indicated	0.369	685,000	0.435	6,570,000
Inferred	0.254	4,568,000	0.299	30,131,000

Allan V. Moran, Principal Geologist and Frank Daviess, Principal Resource Geologist, both with SRK Consulting (U.S.) Inc. and independent Qualified Persons as defined by NI 43-101, prepared the current resource estimate and the technical report. Resources stated are compliant with CIM definitions of resource classification.

Ravi Sharma, MAusIMM, Tournigan's Manager, Resources and Reserves, and a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained herein.

About Tournigan Energy Ltd.

Tournigan is a uranium and gold exploration and development company that has built a portfolio of highly prospective assets in Europe and North America. The company has focused its development and obtained licences in Slovakia, a member of the European Union since 2004. Slovakia is economically and politically stable, has excellent infrastructure and an educated population. Tournigan is committed to safe and sustainable exploration and mine development in Slovakia and its other operational jurisdictions.

On behalf of the Board of Directors of

TOURNIGAN ENERGY LTD.

        "Dusty Nicol"
Dorian L. (Dusty) Nicol, President and CEO

Forward-looking statements: Certain of the statements made herein, including any information as to the Corporation's future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation's ability to control or predict. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

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Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as "measured", "indicated", and "inferred" "resources", which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 40-F which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information please contact:
Knox Henderson, Tournigan Investor Relations, at (604) 637-3563, or visit www.tournigan.com .

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com